United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                        Commission File Numbers:       001-12261
                                                                       333-09933
                                                                       333-68889
                                                                       333-85409

                              Superior TeleCom Inc.
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             (Exact name of registrant as specified in its charter)

                              One Meadowlands Plaza
                            East Rutherford, NJ 07073
                                 (201) 549-4400
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Common Stock, par value $.01 per share
                         Preferred Stock Purchase Rights
               8 1/2% Convertible Subordinated Debentures due 2014
        8 1/2% Trust Convertible Preferred Securities of Superior Trust I
                       Guarantee of Superior TeleCom Inc.
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            (Title of each class of securities covered by this Form)

                                      None
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             (Titles of all other classes of securities for which a
           duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)     [X]           Rule 12h-3(b)(1)(ii)     [  ]
        Rule 12g-4(a)(1)(ii)    [  ]          Rule 12h-3(b)(2)(i)      [  ]
        Rule 12g-4(a)(2)(i)     [  ]          Rule 12h-3(b)(2)(ii)     [  ]
        Rule 12g-4(a)(2)(ii)    [  ]          Rule 15d-6               [  ]
        Rule 12h-3(b)(1)(i)     [X]

Approximate number of holders of record as of the certification or notice date:
75 holders of Common Stock
Zero holders of Preferred Stock Purchase Rights
Zero holders of Convertible Subordinated Debentures
Zero holders of Trust Convertible Preferred Securities
Zero holders of the Guarantee

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Superior TeleCom Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



Date:  November 12, 2003            By:  /s/ David S. Aldridge
                                         ------------------------------
                                          David S. Aldridge
                                          Chief Financial Officer and Treasurer


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